

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

Via E-mail
Mr. David Bronicheski
Chief Executive Officer
Algonquin Power & Utilities Corp.
2845 Bristol Circle
Oakville, Ontario
L6H 7H7, Canada

> **Re:** **Algonquin Power & Utilities Corp.**
> **Form 40-F for the Year Ended December 31, 2010**
> **Filed April 1, 2011**
> **Form 6-K Filed August 15, 2011**
> **File No. 0-53808**

Dear Mr. Bronicheski:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief